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                           UNITED STATES             OMB APPROVAL
                SECURITIES AND EXCHANGE COMMISSION   ---------------------------
                       Washington, D.C. 20549        OMB Number: 3235-0058
                                                     Expires: January 31, 2005
                                                     Estimated average burden
                            FORM 12b-25              hours per response ... 2.50
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                   NOTIFICATION OF LATE FILING       SEC FILE NUMBER     0-17978
                                                     CUSIP NUMBER      279307102
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(Check One):[ ]Form 10-K [_]Form 11-K [_]Form 20-F  [X]Form 10-Q [_] Form N-SAR

For Period Ended: August 31, 2003
[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR For the Transition Period Ended:

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      Read Instruction Sheet Before Preparing Form. Please Print or Type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Edd Helms Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

17850 N.E. 5th Avenue
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Address of Principal Executive Office (Street and Number)

Miami, Florida  33162-1008
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City, State and Zip Code



PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period.

                         (Attach Extra Sheets If Needed)

     Edd Helms Group, Inc. is unable to file the Form 10-QSB for the quarter ended August 31, 2003, within the prescribed period due to unforeseen delays in preparation of the financial statements. The completed financial statements are expected to be available within the requested five-day extension period. Financial figures are pending, with estimates currently unavailable.
PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
               W. Edd Helms, Jr.                    (305)  653-2520
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                       (Name)                     (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [_]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_]Yes [X]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Edd Helms Group, Inc.

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    10/14/2003                   By  /s/  W. Edd Helms, Jr.
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                                    Name:    W. Edd Helms, Jr.
                                    Title:   President, Chief Executive Officer,
                                             and Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).
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


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17CFR240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934. 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files. 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered. 4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification. 5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.